Filed pursuant to Rule 433

September 9, 2020

Relating to

Preliminary Prospectus Supplement dated September 9, 2020

to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896

Duke Energy Corporation
$650,000,000 0.90% Senior Notes due 2025

$350,000,000 2.45% Senior Notes due 2030

Pricing Term Sheet

Issuer:	Duke Energy Corporation (the “Issuer”)
Trade Date:	September 9, 2020
Settlement:	September 11, 2020 (T+2)
Ratings (Moody’s/S&P)*:	Baa1 (Stable) / BBB+ (Stable)
Security Description:	0.90% Senior Notes due 2025 (the “2025 Notes”)	2.45% Senior Notes due 2030 (the “2030 Notes”)
Principal Amount:	$650,000,000	$350,000,000 The 2030 Notes will be part of the same series of notes as the $500,000,000 aggregate principal amount of the Issuer’s 2.45% Senior Notes due 2030 issued on May 15, 2020.
Interest Payment Dates:	March 15 and September 15 of each year, beginning on March 15, 2021	June 1 and December 1 of each year, beginning on December 1, 2020 (interest on the 2030 Notes will accrue from May 15, 2020)
Maturity Date:	September 15, 2025	June 1, 2030
Benchmark Treasury:	0.250% due August 31, 2025	0.625% due August 15, 2030
Benchmark Treasury Yield:	0.280%	0.703%

Spread to Benchmark Treasury:	+63 bps	+105 bps
Yield to Maturity:	0.910%	1.753%
Coupon:	0.90%	2.45%
Price to the Public:	99.951% per 2025 Note (plus accrued interest, if any, from September 11, 2020)	106.058% per 2030 Note (plus accrued interest of $2,763,055.56 for the period from and including May 15, 2020 to, but excluding, the date of delivery)
Redemption Provisions/ Make-Whole Call:

At any time before August 15, 2025 (which is the date that is one month prior to the maturity date of the 2025 Notes (the “2025 Par Call Date”)), the Issuer will have the right to redeem the 2025 Notes, at its option, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2025 Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Notes being redeemed that would be due if the 2025 Notes matured on the 2025 Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the 2025 Notes being redeemed to, but excluding, such redemption date.

At any time before March 1, 2030 (which is the date that is three months prior to the maturity date of the 2030 Notes (the “2030 Par Call Date”)), the Issuer will have the right to redeem the 2030 Notes, at its option, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2030 Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 Notes being redeemed that would be due if the 2030 Notes matured on the 2030 Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the 2030 Notes being redeemed to, but excluding, such redemption date.

Par Call:	At any time on or after the 2025 Par Call Date, the Issuer will have the right to redeem the 2025 Notes, at its option, in whole or in	At any time on or after the 2030 Par Call Date, the Issuer will have the right to redeem the 2030 Notes, at its option, in whole or in part and part and from time to time, at a redemption price equal to 100% of the principal amount of the 2025 Notes being redeemed plus accrued and unpaid interest on the principal amount of the 2025 Notes being redeemed to, but excluding, such redemption date.

from time to time, at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed plus accrued and unpaid interest on the principal amount of the 2030 Notes being redeemed to, but excluding, such redemption date.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof	$2,000 or any integral multiple of $1,000 in excess thereof
CUSIP / ISIN:	26441C BJ3 / US26441CBJ36	26441C BH7 / US26441CBH79
Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Truist Securities, Inc.
Co-Managers:	Loop Capital Markets LLC Siebert Williams Shank & Co., LLC BMO Capital Markets Corp. CastleOak Securities, L.P. Drexel Hamilton, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037; J.P. Morgan Securities LLC collect at (212) 834-4533; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; RBC Capital Markets, LLC toll-free at (866) 375-6829; or Truist Securities, Inc. toll-free at (800) 685-4786.

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